UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                         Suite 600 - 200 Burrard Street,
                      Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    June 16, 2005                        By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
                                     -------------------------------------------

                                                           EXTERNAL NEWS RELEASE
                                                                        05-12-TC


FOR IMMEDIATE RELEASE:  June 16, 2005

                     TECK COMINCO FILES SHELF PROSPECTUS

Vancouver, B.C. -- Teck Cominco Limited announced today that it has filed a preliminary base shelf prospectus under the Multijurisdictional Disclosure System.

When final, the base shelf prospectus will qualify for sale in the United States up to US$1 billion of debt securities or Class B subordinate voting shares over a period of 25 months from the date of the final prospectus, and will permit Teck Cominco to access the capital markets over that period as may be required.

A written copy of the prospectus can be obtained on request from Karen Dunfee, Corporate Secretary, Teck Cominco Limited, Suite 600 - 200 Burrard Street, Vancouver, British Columbia, V6C 3L9, facsimile: (604) 687-6100.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.

                                     - 30 -

For further information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
(604) 687-1117




                              TECK COMINCO LIMITED
        200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
     TEL: (604) 687-1117     FAX: (604) 687-6100      www.teckcominco.com